SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NexPoint Real Estate Strategies Fund

(Name of Issuer)

Class Z Shares of Beneficial Interest

(Title of Class of Securities)

65342M309

(CUSIP NUMBER)

Stephanie Vitiello, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 65342M309	13D/A

1	NAME OF REPORTING PERSONS NexPoint Advisers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,493.00
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,493.00
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,493.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (see instruction) IA

CUSIP No. 65342M309	13D/A

1	NAME OF REPORTING PERSONS
James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		478,986.67
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		478,986.67
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
478,986.67
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%
14	TYPE OF REPORTING PERSON (see instruction)
HC, IN

CUSIP No. 65342M309	13D/A

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,493.67
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,493.67
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,493.67
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14	TYPE OF REPORTING PERSON (see instruction) IN

CUSIP No. 65342M309	13D/A

SCHEDULE 13D/A

This Amendment No. 4 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of NexPoint Advisers L.P., a Delaware limited partnership (“NexPoint”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”) relating to the Class Z Shares of Beneficial Interests (the “Shares”), of NexPoint Real Estate Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

James D. Dondero is the sole member of NexPoint’s general partner, NexPoint Advisors GP, LLC, a Delaware limited liability company. NexPoint is the investment advisor to the Issuer. Nancy Marie Dondero is the trustee of a trust. This Schedule 13D relates to Shares of the Issuer held by  NexPoint and the trust.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant and amends the Schedule 13D filed with the Securities, Exchange Commission on August 18, 2016, as subsequently amended on November 21, 2016, as subsequently amended on August 16, 2017, as subsequently amended on June 5, 2018. The Schedule 13D is supplementally amended as follows:

Item 1.                  Security and Issuer

Securities to which the Amendment relates:

Class Z Shares of Beneficial Interest (the “Shares”).

Issuer:

NexPoint Real Estate Strategies Fund

300 Crescent Court

Suite 700

Dallas, Texas 7520

Item 2.          Identity and Background

(a) This Schedule 13D is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) NexPoint, (ii) James D. Dondero and (iii) Nancy Marie Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of NexPoint and Mr. Dondero is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address of the principal business office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida, 32963.

CUSIP No. 65342M309	13D/A

(c) The principal business of NexPoint is acting as investment adviser and/or manager to other persons. The principal business of Mr. Dondero is managing affiliates of NexPoint. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of NexPoint. The principal business of Ms. Dondero is serving as trustee of a trust.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Dondero is a United States citizen. NexPoint is a Delaware entity. Ms. Dondero is a United States citizen.

Item 3.	Source and Amount of Funds

As of March 16, 2022, the Reporting Persons had invested approximately $5,165,187.59 (inclusive of brokerage commissions, but exclusive of amounts invested through the dividend reinvestment program) in the securities of the Issuer. The source of these funds was the affiliated funds of the Reporting Persons. The Reporting Persons participate in the dividend reinvestment program.

Item 5.	Interest in Securities of the Issuer

As of March 16, 2022, (i) NexPoint may be deemed to beneficially own 14,493.00 Shares, which represents approximately 2.0% of the outstanding Shares, (ii) James D. Dondero may be deemed to beneficially own 478,986.67 Shares, which represents approximately 65.9% of the outstanding Shares and (iii) Nancy Marie Dondero may be deemed to own 464,493.67 Shares, which represents approximately 63.9% of the outstanding Shares.

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
NexPoint Advisors, L.P. (1)	0	14,493.00	0	14,493.00
James D. Dondero (2)	0	478,986.67	0	478,986.67
Nancy Marie Dondero (3)	0	464,493.67	0	464,493.67

(1) These Shares are held by NexPoint indirectly through advised accounts. Mr. Dondero is the sole member of NexPoint’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint.

(2) Includes Shares held by Mr. Dondero indirectly through NexPoint. Also includes Shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by a trust, for which he does not serve as trustee. Mr. Dondero is the sole member of the general partner of NexPoint, and may be deemed to be an indirect beneficial owner of the Shares held by NexPoint. Mr. Dondero disclaims beneficial ownership of such Shares.

(2) Includes Shares that Ms. Dondero may be deemed to beneficially own as the trustee of a trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such Shares.

(c) On March 11, 2022, Mr. Dondero purchased 220,653.15 Shares at $20.66. There have been no other transactions in the Shares during the past sixty (60) days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) As a result of the change of control of Highland Capital Management, L.P. (“HCMLP”), as of January 2020 Mr. Dondero no longer serves as the President or sole director of Strand Advisors, Inc., HCMLP’s general partner, and consequently, no longer has direct or indirect voting or investment control with respect to such shares. Effective March 30, 2020, Mr. Dondero will no longer report beneficial ownership of shares held by HCMLP.

CUSIP No. 65342M309	13D/A

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1     Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2022

/s/ James Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC

By: James Dondero
Name: James Dondero
Title: Sole Member